Exhibit 12

Chesapeake Utilities Corporation and Subsidiaries
Ratio of Earnings to Fixed Charges

For the Years Ended December 31,	2006	2005	2004	2003	2002
Income from continuing operations	$10,506,525	$10,467,614	$9,549,667	$10,079,483	$7,535,009
Add:
Income taxes	6,836,562	6,312,016	5,701,090	6,032,445	4,609,552
Portion of rents representative of interest factor	226,583	278,846	309,446	351,445	411,461
Interest on indebtedness	5,725,228	5,077,693	5,206,723	5,616,756	4,867,520
Amortization of debt discount and expense	52,108	55,802	61,422	89,155	87,502
Earnings as adjusted	$23,347,006	$22,191,971	$20,828,348	$22,169,284	$17,511,044

Fixed Charges
Portion of rents representative of interest factor	$226,583	$278,846	$309,446	$351,445	$411,461
Interest on indebtedness	5,725,228	5,077,693	5,206,723	5,616,756	4,867,520
Amortization of debt discount and expense	52,108	55,802	61,422	89,155	87,502
Fixed Charges	$6,003,919	$5,412,341	$5,577,591	$6,057,356	$5,366,483

Ratio of Earnings to Fixed Charges	3.89	4.10	3.73	3.66	3.26